Crown Dynamics Corp.
8399 E. Indian School Rd., Suite 202
Scottsdale, AZ 85251

September 10, 2012

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Crown Dynamics Corp.
Amendment No. 4 to Form 8-K
Filed July 27, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of August 13, 2012, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 27, 2012, File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 13, 2012.

General

1.	Please file all amendments under the correct file number, which is the file number used with the original 8-K to which this amendment relates.

RESPONSE: In response to your comment, the Company will file all amendments under the correct file number (the file number used with the original 8-K).

Item 1. Business, page 3

2.
We note your discussion of the status of your product in this section and your statement on page 4 that you plan to be moving forward for production by Fall 2012. However, we note press releases disseminated by you on February 2, 2012, February 7, 2012, February 16, 2012, March 2, 2012 and March 6, 2012 which indicates full commercialization and sales of your product. Please explain to us the cause of this discrepancy.

RESPONSE: In response to your comment, the press releases disseminated on February 2, 2012, February 7, 2012, February 16, 2012, March 2, 2012, and March 6, 2012 were intended to indicate that the product would be available for purchase in Spring 2012, but were not intended to indicate that they would be available for production and delivery until Fall 2012.  The Form 8-K will be amended to avoid any confusion.

Regulations, page 4

3.
We note your response to prior comment 2. Please revise further to clarify the research you conducted in order to determine that your GPS unit and the type of bandwidth it uses is not regulated by the FCC. Additionally, we note your response that you have not been able to devote the proper research to determine the approval process, timeline and effect of FDA approval on your business. However, as required by Item 101 of Regulation S-K, please revise your disclosure to discuss the effect of existing and probable governmental regulations on your business, including necessary approvals from the FDA. In addition, please add risk factor disclosure that highlights the fact that you are unable to devote necessary resources to ensuring regulatory applicability to your business.

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RESPONSE: In response to your comment, pursuant to the Amended License Agreement referenced in the Form 8-K filed on August 24, 2012, we no longer have exclusive rights to the technology noted in the comment and we no longer plan on pursuing this technology.  Therefore, further clarification of the research conducted in order to determine that the technology referenced in the comment is not regulated by the FCC, disclosure under Item 101 of Regulation S-K, and risk factor disclosure regarding regulatory applicability are not necessary because we are no longer planning on pursuing this technology.

In connection with the Company’s responding to the comments set forth in the August 13, 2012 letter, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Jeffrey Rassas
Jeffrey Rassas
CEO and President

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